United States securities and exchange commission logo





                          April 15, 2022

       Jill Putman
       Chief Financial Officer
       Jamf Holding Corp.
       100 Washington Ave S, Suite 1100
       Minneapolis, MN 55401

                                                        Re: Jamf Holding Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-39399

       Dear Ms. Putman:

               We have reviewed your April 4, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our March 25,
       2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 79

   1. We note your response to prior comment 2 and it remains unclear how your non-GAAP tax rate is consistent
with the guidance in Question 102.11 of the Non-GAAP C&DIs. As previously noted, the
tax adjustment should include tax expense commensurate with
                                                        your non-GAAP measure
of profitability. You appear to have reported cumulative non-
                                                        GAAP net income before
taxes in recent years, which suggests that from a non-
                                                        GAAP perspective, loss
carryforwards may not be available nor would a valuation
                                                        allowance be warranted
and therefore should not be considered in determining your non-
                                                        GAAP income tax
adjustment. Please further explain how your non-GAAP tax rate is consistent with
Question 102.11 or revise.
 Jill Putman
Jamf Holding Corp.
April 15, 2022
Page 2

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



FirstName LastNameJill Putman                             Sincerely,
Comapany NameJamf Holding Corp.
                                                          Division of
Corporation Finance
April 15, 2022 Page 2                                     Office of Technology
FirstName LastName